03054263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 4/29/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARGOYLE STRATEGIC INVESTMENTS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 GRAND AVE BUILDING #3 2ND FLOOR
(No. and Street)

ENGLEWOOD (City) NJ (State) 07631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALLEN JEFFREY N
(Name – *if individual, state last, first, middle name*)

399 KNOLLWOOD RD (Address) WHITE PLAINS (City) N.Y (State) 10603 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY N ALLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARGOYLE STRATEGIC INVESTMENT LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JUDITH A. GAITO
Notary Public, State of New York
No. 01GA5070433
Qualified and Certificate
Filed in Westchester County
Commission Expires 12/16/06

Notary Public



Signature

CPA

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

FINANCIAL STATEMENTS
December 31, 2002

HY ALLEN & CO.

CERTIFIED PUBLIC ACCOUNTANTS

399 KNOLLWOOD ROAD SUITE 107

WHITE PLAINS, NY 10603

HY ALLEN, C.P.A.
JEFFREY N. ALLEN, C.P.A.

TEL. 914-428-2480
FAX 914-428-5663

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS of
GARGOYLE STRATEGIC INVESTMENTS L.L.C.

We have audited the statements of financial condition of Gargoyle Strategic Investments L.L.C. as of December 31, 2002 and the related statements of operations, changes in members' capital and financial highlights for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The condensed schedule of investments as required by accounting principles generally accepted in the United States has not been presented. The condensed schedule requires categorizing investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also include the names, number of shares and value of each investment constituting more than 5% of net assets.

In our opinion, except for the matter described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Gargoyle Strategic Investments L.L.C. as of December 31, 2002, and the results of its operations and changes in its net asset values for the year then ended in conformity with accounting principles generally accepted in the United States.



HY ALLEN & CO., CPA'S

White Plains, New York
March 27, 2003

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current Assets:		
Cash	$ 239,346	
Net liquidity of brokerage account	42,492,985	
Dividend receivable	86,427	
Interest receivable	294,476	
Myrtle Trading	61,931	
Due from related entity	27,175	
Total current assets		$43,202,340
Fixed Assets:		
Equipment	151,269	
Less: Accumulated depreciation	53,251	
Total fixed assets		98,018
Other Assets:		
Investment Pax JBO	52,284	
Rent security	12,049	
Total other assets		64,333
TOTAL ASSETS		$43,364,691

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Current liabilities:		
Accrued expenses	$ 596,298	
Dividend payable	285,020	
Interest payable	110,316	
Demand note	43,818	
Total current liabilities		$ 1,035,452
Loans payable		20,000,000
TOTAL LIABILITIES		21,035,452
MEMBERS' CAPITAL		22,329,239
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$43,364,691

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
STATEMENT OF OPERATIONS
Year Ended December 31, 2002

INCOME:		
Trading profits	$12,923,892	
Interest	341,357	
WTC Grant	252,436	
Dividends	2,358	
Total income		$13,520,043
OPERATING EXPENSES:		
Clearance charges	4,512,673	
Brokers' fee	4,487,202	
Payroll	1,101,361	
Information services	231,153	
Seat leases	201,851	
Office	127,966	
Payroll and related taxes	104,676	
Dividends	104,235	
Employee benefits	164,790	
Stock exchange & order expense	103,367	
Professional fee	51,150	
Guaranteed payments	61,761	
Misc. expense & receipts	(20,038)	
Total expenses		11,232,147
NET INCOME (LOSS)		$ 2,287,896

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
STATEMENT OF CHANGE IN MEMBERS' CAPITAL
Year Ended December 31, 2002

OPENING CAPITAL	$21,469,237
Capital contributed	1,000,000
Capital redemption	(2,427,894)
Net income (loss)	2,287,896
ENDING CAPITAL	$22,329,239

See accompanying notes.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
FINANCIAL HIGHLIGHTS
Year Ended December 31, 2002

Net Asset Value, Beginning of Period	$25,744,107
Income from Investment Operations:	
Net gains/(losses) on securities (both realized and unrealized) as a percentage of Average Net Assets	56.247%
Total from Investment Operations	56.247%
Net Asset Value, End of Period	$22,329,242
Total Return	9.518%
Average Net Assets for the Period	$24,036,673
Ratio of Gross Expenses to Average Net Assets	46.729%

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **General Description of the Company**

Gargoyle Strategic Investments L.L.C. ("Company") is a New Jersey limited liability company that operates as an investment vehicle. Although the Company is authorized to trade a substantially unrestricted range of instruments, the Company focuses its trading on publicly-traded put and call options on equities and equity indexes and the equities or equity indexes underlying such options.

Generally accepted accounting principles requires a condensed schedule of investments which would include the categorizing of investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also disclose individual investments greater than 5% of partners' capital. The Managing Member has declined to present this schedule since it feels that the information is proprietary.

B. **Method of Reporting**

The Company's financial statements are presented in accordance with generally accepted accounting principles. Gains or losses are recognized by closing positions on a mark-to-market basis.

C. **Brokerage Expenses**

The Company will bear all expenses arising out of transactions executed, including brokerage commissions. Marketable assets of the Company will be kept in the custody of U.S. and non-U.S. brokerage firms and banks selected by the Managing Member. The Managing Member is under no obligation to deal with any particular broker or group of brokers, and trade orders by the Company may be placed with a number of brokers and dealers. The Managing Member may choose to retain a "prime" broker, but may replace such prime broker or retain additional brokers in the future. The Managing Member will be responsible for placing the Company's brokerage business and selecting broker/dealers. The Managing Member may consider all relevant factors including, but not limited to, the quality and timeliness

of its transaction reporting, the execution capabilities required by the transactions and the importance of speed, efficiency or confidentiality.

D. **Income Taxes**

The Company prepares calendar year U.S. and state information tax returns and reports to the investors their allocable shares of the Company's income, expenses and trading gains or losses.

E. **Custody Concentrations**

Broker balances consist principally of brokerage accounts with Pax Clearing Corp.

The Company owns $50,000.00 of preferred stock with Pax Clearing Corp. This allows the company to receive a preferential rate on all security transactions.

F. **Subordinated Debt**

The Company has various subordinated loans with Pax Clearing Corp. with various maturity dates. These funds are not restricted and the money may be used by the Company for any investment purpose.

Note 2. THE MANAGING MEMBER

For the period January 1, 2002 through June 30, 2002, the Managing Members of the Company were Charles Goodgal, Phillip S. Martin, Joshua B. Parker, Bruce T. Rogoff and Alan L. Salzbank. Effective July 1, 2002, the Company's Managing Member is Gargoyle International Management L.P., (the "Managing Member"). The Managing Member is a New Jersey limited partnership, the general partner of which is Gargoyle Services L.L.C., a New Jersey limited liability company. The sole members of Gargoyle Services L.L.C. are Charles Goodgal, Phillip S. Martin, Joshua B. Parker, Bruce T. Rogoff and Alan L. Salzbank. The Managing Member has complete responsibility and authority for all aspects of the Company's business and authority for all aspects of the Company's business and operations, and has full discretionary investment management authority of the Company.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
NOTES TO FINANCIAL STATEMENTS

Note 3. INCENTIVE ALLOCATION

The Managing Members' Capital Account in the Company were, in the aggregate, specifically allocated an amount (the "Incentive Allocation") equal to seventy percent (70%) of New Trading Profits (as defined) experienced on the Net Assets in each Member's Capital Account during the period January 1, 2002 through June 30, 2002.

Effective July 1, 2002, the Company's Investing Members exchanged their limited liability company interests in the Company for limited partnership interests in Gargoyle International Holdings L.P., a New Jersey limited partnership. Effective July 1, 2002, Gargoyle International Holdings L.P. is the sole Investing Member of Gargoyle Strategic Investments L.L.C. as well as the sole investing partner of Gargoyle International L.L.P., an English limited liability company formed for the purpose of trading equity and equity index options on the Eurex, the European electronic options exchange. As part of the restructuring, Gargoyle International Holdings L.P. will not have an Incentive Allocation charged against its Capital Account. Individual investors, however, will have an incentive allocation of sixty-five percent (65%) charged against their Capital Accounts in Gargoyle International Holdings L.P. based upon the combined results of the operations of the Company and Gargoyle International L.L.P.